

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

March 24, 2010

Nicholas Schorsch
Chief Executive
American Realty Capital New York Recovery REIT, Inc.
405 Park Avenue
New York, New York 10022

  Re: American Realty Capital New York Recovery REIT, Inc.
    Amendment No. 3 to Registration Statement on Form S-11
    Filed March 4, 2010
    File No. 333-163069

Dear Mr. Schorsch:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 2 in our letter dated February 23, 2010 and your response to prior comment 1 in our letter dated January 15, 2010. In particular, we note your statement that the dealer manager and the soliciting dealers are required to offer the convertible preferred shares only to investors with whom they have substantive pre-existing relationships and who have previously invested in private placement offerings through the dealer manager or the soliciting dealer.

   ▪ Please more fully describe the nature of the pre-existing relationships. Clarify whether such pre-existing relationships are between the dealers and the investors, and, if so, provide your analysis regarding how that would constitute a substantive pre-existing relationship with the company.

- Please describe how the dealers are soliciting the investors and how you will ensure that only purchasers with pre-existing relationships are participating in the offering; and

- Please tell us how dealers are "required" to offer the shares only to investors with whom they have substantive pre-existing relationships.

2. Please update your disclosures throughout the prospectus to provide information related to the number of subscriptions and gross proceeds related to the private offering of preferred shares, which commenced on December 22, 2009, through a reasonable date nearest to the date of your next amendment.

3. We note your response to comment 3 in our letter dated February 23, 2010 and the supplementary letter dated March 5, 2010, which contained additional statistical information to support your assertions regarding job losses in New York City. On page 58 of prospectus, you indicate that from the fourth quarter of 2007 through September 2009, New York City lost approximately 103,245 jobs, accounting for 2.9% of all people on payrolls. The U.S. Bureau of Labor Statistics Source that you provided us, however, indicates that you used the employment number as of November 2009 in your calculations. Please revise your prospectus to clarify the numbers you have provided are as of November 2009 or otherwise calculate the numbers based upon the referenced period.

Prospectus Summary, page 5

4. We note your response to comment 4 and the revised disclosure. However, we continue to note that your summary, including "Questions and Answers About This Offering," is over 20 pages long and you currently repeat a lot of information in your summary section that appears in the body of the prospectus. In addition, disclosure on page 5 appears to be repeated on page 8. Please revise to limit your summary section to a summarization of those aspects of the offering that are the most significant and eliminate repetitive disclosure.

Management Compensation, page 85

5. In the "Organization and Offering Expenses" disclosure, please disclose the amount to date that your sponsor has paid on your behalf.

Audited Financial Statements

Note 2 – Summary of Significant Accounting Policies

Allocation of Purchase Price of Acquired Assets, page F-8

6. Your most recent amendment has eliminated the disclosure added, based on comment 38 in our letter dated December 18, 2009, regarding how management considers bargain renewal

options in determining the amortization period of below-market lease intangibles. Please update your filing to address such circumstances.

Loan Loss Provisions, page F-10

7.   We note your updated disclosure indicating that you will evaluate loans for possible impairment on a regular basis. Please tell us and disclose the frequency in which "regular" occurs.

8.   Please expand your disclosure of your methodology of determining your loan loss provision to address both specific and general loss reserves on your portfolio.

Note 6 – Convertible Preferred Stock

9.   It is unclear whether the convertible preferred shares issued under the private placement are convertible at the option of the holder or the option of the company, as your disclosure appears to indicate both. Please explain to us and enhance your financial statement disclosure to discuss how you intend to account for your convertible preferred stock in accordance with FASB ASC 480-10-25 and 480-10-S99.

Appendix A – Prior Performance Tables, page A-1

10. We note that the information presented in the prior performance tables does not appear to correlate exactly with the information in the tables related to American Capital Realty presented in the registration statement for Phillips Edison – ARC Shopping Center REIT Inc. (File No. 333-164313). Please advise or revise as necessary.

Table II – Compensation to Sponsor, page A-5

11. Please revise by footnote or otherwise the tables on pages A-5 and A-6 to clarify whether the 'Dollar amount raised' includes amounts raised from the sponsor or its affiliates.

Table III – Operating Results of Public Program Properties, page A-7

12. We have reviewed your response to comment 10 in our letter dated February 23, 2010. Please include similar disclosure by footnote or otherwise to explain why the operating results of ARC Income Properties II is included in this table and explain that you also have presented it separately.

Appendix A-1: Prior Performance of American Financial Realty Trust, page A-1-1

Consolidated Statements of Operations, page A-1-1

13. We note that many of the line items presented in the statements of operations with respect to the years ended December 31, 2005 and December 31, 2004 do not correlate to American Financial Realty Trust's statements of operations found in its Form 10-K for the fiscal year ended December 31, 2006. Please revise or advise.

Part II – Information Not Required in Prospectus, page II-1

Table VI – Acquisitions of Properties, page II-6

14. Refer to the tables for both public and non-public programs. It does not appear that disclosure conforms with Table VI of Industry Guide 5. In addition, the amount of "Total acquisition cost" does not appear to include cash expenditures. Please revise or advise.

Exhibit Index

Exhibit 8.1

15. We note your response to comment 12 in our letter dated February 23, 2010 and the revisions made. We refer you to the disclosure on page 3 of the opinion: "This opinion is rendered to you in connection with the sale of the Stock and may be relied solely by you and your stockholders but may not be relied upon by you for any other purpose." Please note that it is inappropriate to place limitations on who may rely on the opinion and have counsel revise accordingly.

Sales Literature Submitted January 28, 2010

New American Realty Capital New York Recovery REIT, Inc. Website Pages

16. Please clearly indicate that the photographs of the buildings and properties displayed on American Realty Capital New York Recovery REIT, Inc.'s website are not owned by the registrant.

17. Please include summary risk factors on the homepage of American Realty Capital New York Recovery REIT, Inc website and include a link to the summary risk factors on every webpage.

American Realty Capital New York Recovery REIT, Inc. Presentation

18. Please revise the cover page to refer to your prospectus.

19. We note that you have included numerous photos of the skyline of New York City. Please balance the information presented by reducing the amount of photographs of the skyline. Furthermore, on page 5 of the presentation, you have pictures of specific buildings and landmarks in New York City. To the extent that such pictures are not removed, please clearly indicate that these buildings are not owned by American Realty Capital New York Recovery REIT, Inc.

20. Please refer to page 6 of the presentation and your statement regarding "over $1.4 trillion of commercial real estate debt scheduled to mature 2010-2012." We note the disclosure on page 57 of your prospectus indicates that the commercial debt is scheduled to mature between 2009 and 2013. Please revise or advise.

21. We note your statement on page 7 that "[t]he New York Recovery REIT provides an opportunity for the retail investor to . . . enjoy the substantial potential returns previously available only to institutions and the ultra-wealthy." Please revise to provide the basis for your statement.

22. We note the hypothetical return potential on page 19. Please revise to provide the basis for the increase in value from $60 to $100.

23. Please refer to the portion of presentation titled "Summary of Investment Considerations" on page 21 and the statements "No legacy issues" and "Hedge against inflation." Please revise to clarify what you mean by these statements and, as appropriate, briefly describe your intentions to use significant leverage to acquire properties.

American Realty Capital New York Recovery REIT Hardcard

24. Please revise to highlight and more fully describe your summary risk factors.

25. We note your statements under "Stable Distributions" and "Investment Features" regarding your expectation that monthly distributions will be covered by FFO. We further note your statements on page 9 of your prospectus that you may borrow, use proceeds from this offering, issue additional securities or sell assets to fund distributions. Please revise to be consistent with the disclosure in your prospectus.

26. In the fourth bullet point of your "Investment Objectives," please clarify that, while you plan to target your debt to asset value ratio at 50%, you may borrow up to 75%.

27. We note your statement under "Professional Management" that your top six executives have more than 100 years of collective real estate experience. Please note that it is not appropriate to aggregate experience. Please revise accordingly.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Rakip at (202) 551-3573 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Erin Martin at (202) 551-3391 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Peter M. Fass, Esq.
    James P. Gerkis, Esq.
    Proskauer Rose LLP
    Via facsimile (212) 969-2900